

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Via Facsimile (312) 558-5700

Bruce A. Toth, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

May 24, 2006

RE: Lear Corporation
Schedule TO-I filed May 16, 2006
File No. 005-43537

Dear Mr. Toth:

We have the following comments on the above-referenced filing:

Schedule TO

Item 10. Financial Statements

1. We note the offer condition that you will not be required to accept notes for purchase if "the Company is unable to use funds from its cash collateral account to pay for the tendered Notes because a default or even of default exists under the New Credit Agreement or would result from such use of funds. . . ." We consider this to be a financing condition under Instruction 2 to Item 10 of Schedule TO. Accordingly, please provide the financial statements required by such item.

Summary Term Sheet, page 1

2. Please revise your characterization of the information in the summary as "not intended to be complete." The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete. Accordingly, you should revise your disclosure on page 5, in the first paragraph to "Answers to Questions you may have."

3. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Offer to Purchase." The information you provide in the prospectus must be materially complete and the qualification suggests that the offer summary may not be materially

complete. Note that this language is also inappropriately used other places, such as in the summary of the proposed amendments on pages 18 and 19, and the discussion of the available information and incorporation of documents by reference on page 28. Please revise accordingly.

4.   Tell us, with a view toward disclosure, whether or not you have any plans, proposals or arrangements, written or otherwise, to engage in any activity, agreement, or other action, that would be allowed under the indenture, once the proposed amendments are effected, that are not currently allowed. If so, tell us how that will affect the remaining non-tendered notes' value and rights of the non-tendering note holders.

The Proposed Amendments, page 1

5.   Please identify and summarize the proposed amendments and the sections of the indenture the amendments affect so that the nature of such amendments is prominently discussed in the summary.

Certain Consequences to Holders of Notes Not Tendering, page 2

6.   Summarize the benefits of specified covenants presently contained in the indenture governing the notes and the consequence to non-tendering note holders of the effectiveness of the planned proposal to amend the indenture to delete the provisions and accompanying benefits in terms of rights and value.

Answers to Questions You May Have, page 5
Why is the Company Offering to purchase your Notes?

7.   Please state that you will delete the sections from the indenture that place a limitation on liens and a limitation on sale and lease-back transactions, and the consequences to non-tendering holders of such action in terms of rights and value.

Will the Company purchase the Notes in the tender offer even if it does not receive the Requisite Consents to the Proposed Amendments? Page 6

8.   Please provide us with your legal analysis as to how you are able to reserve the right to accept tenders even if you do not receive the Requisite Consents. In your analysis, tell us the circumstances under which you intend to proceed with your offer under these circumstances.

What happens to your Notes if you do not tender your Notes? Page 6

9.   Summarize the effects of the proposed amendments to the indenture governing the Notes and the consequences, in terms of rights and value, to the Notes that remain outstanding.

Conditions of the Offer, page 9

10.   Two offer conditions include the trigger of changes in your *prospects*, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

11.   In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances (including any action or inaction by the Company) giving rise to such conditions" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

12.   We note your statement on page 16, regarding the condition, that "[a]ny determination by the Company concerning the events described in this section shall be final and binding upon all persons." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

13.   Please confirm to us, in a supplemental response, that if you pay an amount equal to $0.08 per $1,000 principal amount at maturity of the Notes for each day after June 13, 2006, the current expiration date, to and including any expiration date under any extension, you will extend your offer in accordance with Rule 13e-4(3)(ii), including, but not limited to allowing for ten business days remaining in the offer.

Effects of the Proposed Amendments, page 20

14.   Please expand your discussion to disclose the actions by the company that could be materially adverse to the holders. Further, detail the potential negative impact of these actions including, but not limited to, on the trading price of the notes.

Available Information and Incorporation of Documents by Reference, page 27

15.   We note your statement that you incorporate by reference "[a]ny future filings which the company makes with the SEC . . . before the expiration date." Schedule TO does not permit "forward" incorporation. Accordingly, please amend your disclosure to state that you will amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Cautionary Statement Regarding Forward-Looking Statements, page 28

16.   The safe harbor for forward-looking statements in the Private Securities Litigation
       Reform Act of 1995 does not by its terms apply to statements made in connection with a
       tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section
       21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the
       defined term "forward-looking statements" within the meaning of the Securities Act and
       the Exchange Act is inappropriate. Please delete the reference.

Closing Comment

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the Company and its management are in possession of all facts relating to a
Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

       In connection with responding to our comments, please provide, in writing, a statement
from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the
       filings;
·   staff comments or changes to disclosure in response to staff comments in the filings
       reviewed by the staff do not foreclose the Commission from taking any action with
       respect to the filing; and
·   the Company may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the United
       States.

       As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amendment, if required, to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please file your response letter on EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments. If the
information you provide in response to our comments materially changes the information that
you have already provided to security holders, disseminate the revised materials in a manner
reasonably calculated to inform them of the new information.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions